Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces Second Quarter 2022 Unaudited Financial Results

(Hangzhou- August 18, 2022)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Net revenues were RMB23.2 billion (US$3.5 billion), an increase of 12.8% compared with the second quarter of 2021.

•	Games and related value-added services net revenues were RMB18.1 billion (US$2.7 billion), an increase of 15.0% compared with the second quarter of 2021.[1]

•	Youdao net revenues were RMB956.2 million (US$142.8 million), a decrease of 26.1% compared with the second quarter of 2021.

•	Cloud Music net revenues were RMB2.2 billion (US$327.2 million), an increase of 29.5% compared with the second quarter of 2021.

•	Innovative businesses and others net revenues were RMB1.9 billion (US$279.4 million), an increase of 6.1% compared with the second quarter of 2021.[1]

•	Gross profit was RMB12.9 billion (US$1.9 billion), an increase of 15.7% compared with the second quarter of 2021.

•	Total operating expenses were RMB8.0 billion (US$1.2 billion), an increase of 7.6% compared with the second quarter of 2021.

[1] Effective as of the second quarter of 2022, the Company renamed its “online game services” segment as “games and related value-added services,” and transferred certain business lines that are related or ancillary to its games from “innovative businesses and others” to “games and related value-added services.” The Company retrospectively recast prior periods’ segment information to conform to the current period presentation. See “Change in Segment Reporting” in this announcement.

•	Net income from continuing operations attributable to the Company’s shareholders was RMB4.7 billion (US$696.7 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB5.4 billion (US$807.7 million). [2]

•	Basic net income from continuing operations per share was US$0.21 (US$1.07 per ADS). Non-GAAP basic net income from continuing operations per share was US$0.25 (US$1.23 per ADS).[2]

Second Quarter 2022 and Recent Operational Highlights

•	Delivered captivating content updates for popular title Naraka: Bladepoint and launched its Xbox version in June.

•	Diablo® Immortal™, co-developed by NetEase and Blizzard Entertainment, made its debut in the global market, which topped iOS download charts in multiple regions.

•	Extended the longevity of leading franchise titles including both the Fantasy Westward Journey and Westward Journey Online series and maintained the popularity of other hit titles including Identity V and Infinite Lagrange.

•	Propelled pipeline by advancing new games under development including Naraka: Bladepoint mobile game, Justice mobile game and Ghost World Chronicle, as well as the roll-out of Harry Potter: Magic Awakened in international markets.

•	Achieved positive operating cashflow from Youdao, maintained sound development of its STEAM courses and demonstrated the resilience of its smart devices.

•	Enhanced content and product innovation at Cloud Music, driving solid growth in net revenues and continued margin improvement while securing multiple licensing agreements with major overseas and domestic music labels including SM Entertainment and TF Entertainment.

“In the second quarter, we generated solid results with total net revenues of RMB23.2 billion, an increase of 12.8% year-over-year,” said Mr. William Ding, CEO and Director of NetEase. “Players continued to gravitate to our longstanding games in the second quarter, highlighting our strength in game operations longevity. Moreover, the launch of Diablo® Immortal™ attracted the attention of gamers around the world, showcasing our exceptional mobile game development capabilities. With our strong in-house R&D team in China and our very own studios in Canada, Japan and the U.S., as well as plans for other regions in the future, we are spearheading the next generation of top-quality games for the global gaming community.

[2] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“Youdao and Cloud Music are also making key advancements that bolster their operations. With exciting gains across our business lines, we hope to make the NetEase brand synonymous with impressive technology, outstanding service and entertainment in its finest form,” Mr. Ding concluded.

Second Quarter 2022 Financial Results

Net Revenues

Net revenues for the second quarter of 2022 were RMB23,159.1 million (US$3,457.6 million), compared with RMB23,555.8 million and RMB20,524.5 million for the preceding quarter and the second quarter of 2021, respectively.

Net revenues from games and related value-added services, which include both the operation of online games as well as other related or ancillary services to the games, were RMB18,139.8 million (US$2,708.2 million) for the second quarter of 2022, compared with RMB18,641.8 million and RMB15,774.8 million for the preceding quarter and the second quarter of 2021, respectively. Net revenues from the operation of online games, which is the primary component of this segment, accounted for approximately 92.8% of net revenues from games and related value-added services for the second quarter of 2022, compared with 92.7% and 92.1% for the preceding quarter and the second quarter of 2021, respectively. Net revenues from mobile games accounted for approximately 66.1% of net revenues from the operation of online games for the second quarter of 2022, compared with 66.9% and 72.1% for the preceding quarter and the second quarter of 2021, respectively.

Net revenues from Youdao were RMB956.2 million (US$142.8 million) for the second quarter of 2022, compared with RMB1,200.5 million and RMB1,293.4 million for the preceding quarter and the second quarter of 2021, respectively.

Net revenues from Cloud Music were RMB2,191.5 million (US$327.2 million) for the second quarter of 2022, compared with RMB2,067.2 million and RMB1,692.5 million for the preceding quarter and the second quarter of 2021, respectively.

Net revenues from innovative businesses and others were RMB1,871.5 million (US$279.4 million) for the second quarter of 2022, compared with RMB1,646.3 million and RMB1,763.8 million for the preceding quarter and the second quarter of 2021, respectively.

Gross Profit

Gross profit for the second quarter of 2022 was RMB12,941.5 million (US$1,932.1 million), compared with RMB12,836.4 million and RMB11,189.6 million for the preceding quarter and the second quarter of 2021, respectively.

The year-over-year increase in games and related value-added services gross profit was primarily due to increased net revenues from both mobile and PC games, including the newly launched Naraka: Bladepoint and Harry Potter: Magic Awakened which were released in the third quarter of 2021 and other existing games such as Fantasy Westward Journey Online.

The quarter-over-quarter decrease in Youdao gross profit primarily resulted from a decline in economic scale due to decreased learning services revenues in the second quarter of 2022. The year-over-year decrease was mainly due to the conclusion of its after-school tutoring services for academic subjects under China’s compulsory education system.

The quarter-over-quarter and year-over-year increases in Cloud Music gross profit were primarily due to increased net revenues from its membership subscriptions and social entertainment services, as well as improved cost control.

The quarter-over-quarter increase in innovative businesses and others gross profit was primarily due to increased gross profit contribution from Yanxuan and advertising services.

Gross Profit Margin

Gross profit margin for games and related value-added services for the second quarter of 2022 was 64.9%, compared with 62.2% and 63.2% for the preceding quarter and the second quarter of 2021, respectively. Gross profit margin for games and related value-added services is generally stable, fluctuating within a narrow band based on the revenue mix of NetEase’s mobile and PC games, self-developed, co-developed and licensed games, as well as the relative revenue contribution from different distribution channels.

Gross profit margin for Youdao for the second quarter of 2022 was 42.8%, compared with 53.1% and 52.3% for the preceding quarter and the second quarter of 2021, respectively. The quarter-over-quarter and year-over-year decreases were primarily attributable to the factors enumerated above.

Gross profit margin for Cloud Music was 13.0% for the second quarter of 2022, compared with 12.2% and 4.1% for the preceding quarter and the second quarter of 2021, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the second quarter of 2022 was 25.8%, compared with 21.7% and 27.3% for the preceding quarter and the second quarter of 2021, respectively. The quarter-over-quarter and year-over-year fluctuations were mainly due to changes in the gross profit margin from advertising services.

Operating Expenses

Total operating expenses for the second quarter of 2022 were RMB7,995.2 million (US$1,193.6 million), compared with RMB7,329.3 million and RMB7,431.5 million for the preceding quarter and the second quarter of 2021, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures related to games and related value-added services, as well as higher staff-related costs and research and development investments.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income/ (loss), interest income, exchange gains/ (losses) and others. The quarter-over-quarter increase was mainly due to net unrealized exchange gains arising from the Company’s U.S. dollar-denominated bank deposits and loans balances as the exchange rate of the U.S. dollar against the RMB fluctuated in the second quarter of 2022.

Income Taxes

The Company recorded a net income tax charge of RMB1,259.3 million (US$188.0 million) for the second quarter of 2022, compared with RMB1,219.3 million and RMB1,113.2 million for the preceding quarter and the second quarter of 2021, respectively. The effective tax rate for the second quarter of 2022 was 22.0%, compared with 22.0% and 24.3% for the preceding quarter and the second quarter of 2021, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders totaled RMB4,666.6 million (US$696.7 million) for the second quarter of 2022, compared with RMB4,394.0 million and RMB3,541.8 million for the preceding quarter and the second quarter of 2021, respectively. Net income from discontinued operations attributable to the Company’s shareholders totaled RMB624.9 million (US$93.3 million), which was related to the disposal of the Kaola business.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders totaled RMB5,409.8 million (US$807.7 million) for the second quarter of 2022, compared with RMB5,117.6 million and RMB4,227.9 million for the preceding quarter and the second quarter of 2021, respectively.

NetEase reported basic net income from continuing operations of US$0.21 per share (US$1.07 per ADS) for the second quarter of 2022, compared with US$0.20 per share (US$1.00 per ADS) and US$0.16 per share (US$0.79 per ADS) for the preceding quarter and the second quarter of 2021, respectively.

NetEase reported non-GAAP basic net income from continuing operations of US$0.25 per share (US$1.23 per ADS) for the second quarter of 2022, compared with US$0.23 per share (US$1.17 per ADS) and US$0.19 per share (US$0.94 per ADS) for the preceding quarter and the second quarter of 2021, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0720 per share (US$0.3600 per ADS) for the second quarter of 2022 to holders of ordinary shares and holders of ADSs as of the close of business on September 1, 2022, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 1, 2022 (Beijing/ Hong Kong Time). The payment date is expected to be on September 13, 2022 for holders of ordinary shares and on or around September 16, 2022 for holders of ADSs.

NetEase paid a dividend of US$0.0644 per share (US$0.3220 per ADS) for the first quarter of 2022 in June 2022.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2022, the Company’s total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans totaled RMB87.7 billion (US$13.1 billion), compared with RMB85.6 billion as of December 31, 2021. Cash flow generated from operating activities was RMB6.6 billion (US$990.0 million) for the second quarter of 2022, compared with RMB4.6 billion and RMB4.7 billion for the preceding quarter and the second quarter of 2021, respectively.

Change in Segment Reporting

Effective as of the second quarter of 2022, the Company implemented certain changes to align its segment financial reporting more closely with the manner in which the Company’s management currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The Company renamed its “online game services” segment as “games and related value-added services,” and transferred certain business lines that are related or ancillary to its games from “innovative businesses and others” to “games and related value-added services,” including the NetEase CC live streaming service (a platform offering various live streaming content with a primary focus on game broadcasting) and other value-added services. The Company retrospectively recast prior periods’ segment information to conform to current period presentation. These changes had no impact on NetEase’s previously reported consolidated net revenues, net income or net income per share.

Share Repurchase/ Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a new share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. On August 31, 2021, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion. As of June 30, 2022, approximately 23.6 million ADSs had been repurchased under this program for a total cost of US$2.3 billion.

On August 31, 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of June 30, 2022, approximately 1.7 million ADSs had been purchased under this program for a total cost of US$17.7 million.

The Company also purchased approximately 0.8 million ordinary shares of Cloud Music in open market transactions on the Hong Kong Stock Exchange for a total cost of US$8.3 million during the second quarter of 2022.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs and Cloud Music’s ordinary shares will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 a.m. New York Time on Thursday, August 18, 2022 (Beijing/ Hong Kong Time: 8:00 p.m., Thursday, August 18, 2022). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-323-701-0160 and providing conference ID: 1239376, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 1239376#. The replay will be available through August 31, 2022.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX:9999, “NetEase”) provides premium online services centered around content creation. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of China’s most popular and longest running mobile and PC games. Powered by industry-leading in-house R&D capabilities in China and globally, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading technology-focused intelligent learning company, and Cloud Music (HKEX: 9899), China’s leading online music content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s ESG initiatives are among the best in the global media and entertainment industry, earning it a distinction as one of the S&P Global Industry Movers and an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates, including, among others, initiatives to enhance supervision of companies listed on an overseas stock exchange and tighten scrutiny over data privacy and data security, as well as the risk that NetEase’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	14,498,157	16,461,908	2,457,698
Time deposits	70,754,846	84,916,751	12,677,737
Restricted cash	2,876,628	3,089,413	461,237
Accounts receivable, net	5,507,988	5,213,151	778,303
Inventories	964,733	843,767	125,971
Prepayments and other current assets, net	6,235,857	7,317,644	1,092,495
Short-term investments	12,281,548	10,166,531	1,517,823
Assets held for sale	497	-	-
Total current assets	113,120,254	128,009,165	19,111,264

Non-current assets:
Property, equipment and software, net	5,433,858	6,022,365	899,115
Land use right, net	4,108,090	4,156,674	620,575
Deferred tax assets	1,297,954	1,254,640	187,313
Time deposits	5,823,840	4,473,840	667,927
Restricted cash	1,330	1,129	169
Other long-term assets, net	23,857,510	24,261,773	3,622,187
Assets held for sale	1,088	-	-
Total non-current assets	40,523,670	40,170,421	5,997,286
Total assets	153,643,924	168,179,586	25,108,550

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	985,059	942,070	140,647
Salary and welfare payables	4,133,254	3,211,330	479,439
Taxes payable	4,537,050	3,260,873	486,835
Short-term loans	19,352,313	28,027,125	4,184,340
Contract liabilities	12,132,743	12,316,763	1,838,844
Accrued liabilities and other payables	9,360,907	9,686,526	1,446,160
Total current liabilities	50,501,326	57,444,687	8,576,265

Non-current liabilities:
Deferred tax liabilities	1,345,874	1,448,250	216,218
Long-term loans	1,275,140	3,355,700	500,993
Other long-term payable	1,097,708	1,023,880	152,861
Total non-current liabilities	3,718,722	5,827,830	870,072
Total liabilities	54,220,048	63,272,517	9,446,337

Redeemable noncontrolling interests	145,238	142,579	21,286

NetEase, Inc.’s shareholders’ equity	95,328,080	100,830,817	15,053,645
Noncontrolling interests	3,950,558	3,933,673	587,282
Total shareholders’ equity	99,278,638	104,764,490	15,640,927

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	153,643,924	168,179,586	25,108,550

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	20,524,501	23,555,842	23,159,078	3,457,559	41,041,712	46,714,920	6,974,354
Cost of revenues	(9,334,887)	(10,719,463)	(10,217,587)	(1,525,446)	(18,799,459)	(20,937,050)	(3,125,819)
Gross profit	11,189,614	12,836,379	12,941,491	1,932,113	22,242,253	25,777,870	3,848,535

Operating expenses:
Selling and marketing expenses	(3,013,447)	(2,915,489)	(3,300,705)	(492,782)	(5,780,129)	(6,216,194)	(928,053)
General and administrative expenses	(1,011,183)	(1,015,769)	(1,112,755)	(166,130)	(1,961,377)	(2,128,524)	(317,780)
Research and development expenses	(3,406,859)	(3,398,082)	(3,581,700)	(534,734)	(6,467,048)	(6,979,782)	(1,042,054)
Total operating expenses	(7,431,489)	(7,329,340)	(7,995,160)	(1,193,646)	(14,208,554)	(15,324,500)	(2,287,887)
Operating profit	3,758,125	5,507,039	4,946,331	738,467	8,033,699	10,453,370	1,560,648

Other income/ (expenses):
Investment income/ (loss), net	889,392	(548,702)	(707,489)	(105,625)	1,584,690	(1,256,191)	(187,544)
Interest income, net	386,207	458,244	505,991	75,542	775,135	964,235	143,956
Exchange (losses)/gains, net	(591,720)	(97,880)	865,283	129,183	(312,401)	767,403	114,570
Other, net	147,588	216,330	121,175	18,091	295,555	337,505	50,388
Income before tax	4,589,592	5,535,031	5,731,291	855,658	10,376,678	11,266,322	1,682,018
Income tax	(1,113,228)	(1,219,271)	(1,259,320)	(188,012)	(2,386,636)	(2,478,591)	(370,044)

Net income from continuing operations	3,476,364	4,315,760	4,471,971	667,646	7,990,042	8,787,731	1,311,974
Net income from discontinued operations	-	-	624,864	93,290	-	624,864	93,290
Net income	3,476,364	4,315,760	5,096,835	760,936	7,990,042	9,412,595	1,405,264

Accretion of redeemable noncontrolling interests	(145,415)	(733)	(754)	(113)	(289,242)	(1,487)	(222)
Net loss attributable to noncontrolling interests	210,805	78,996	195,395	29,172	280,106	274,391	40,965
Net income attributable to the Company’s shareholders	3,541,754	4,394,023	5,291,476	789,995	7,980,906	9,685,499	1,446,007
Including:
-Net income from continuing operations attributable to the Company’s shareholders	3,541,754	4,394,023	4,666,612	696,705	7,980,906	9,060,635	1,352,717
-Net income from discontinued operations attributable to the Company’s shareholders	-	-	624,864	93,290	-	624,864	93,290

Basic net income per share *	1.06	1.34	1.62	0.24	2.38	2.96	0.44
-Continuing operations	1.06	1.34	1.43	0.21	2.38	2.77	0.41
-Discontinued operations	-	-	0.19	0.03	-	0.19	0.03

Basic net income per ADS *	5.29	6.70	8.08	1.21	11.92	14.78	2.21
-Continuing operations	5.29	6.70	7.13	1.07	11.92	13.83	2.07
-Discontinued operations	-	-	0.95	0.14	-	0.95	0.14

Diluted net income per share *	1.05	1.33	1.60	0.24	2.35	2.93	0.44
-Continuing operations	1.05	1.33	1.41	0.21	2.35	2.74	0.41
-Discontinued operations	-	-	0.19	0.03	-	0.19	0.03

Diluted net income per ADS *	5.23	6.63	8.00	1.19	11.76	14.63	2.18
-Continuing operations	5.23	6.63	7.05	1.05	11.76	13.69	2.04
-Discontinued operations	-	-	0.95	0.14	-	0.94	0.14

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,347,507	3,277,280	3,274,695	3,274,695	3,348,567	3,275,980	3,275,980
Diluted	3,385,953	3,316,129	3,305,504	3,305,504	3,392,961	3,310,809	3,310,809

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,476,364	4,315,760	5,096,835	760,936	7,990,042	9,412,595	1,405,264
Net income from discontinued operations	-	-	(624,864)	(93,290)	-	(624,864)	(93,290)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	814,370	766,180	609,036	90,927	1,634,200	1,375,216	205,314
Fair value changes of equity security investments	(203,720)	1,541,002	735,159	109,756	(681,317)	2,276,161	339,822
Impairment losses of investments and other long-term assets	4,797	5,000	243,085	36,292	4,797	248,085	37,038
Fair value changes of short-term investments	(170,676)	(79,776)	(119,882)	(17,898)	(288,680)	(199,658)	(29,808)
Share-based compensation cost	700,114	746,154	764,447	114,129	1,350,367	1,510,601	225,527
Allowance for/ (reversal of) expected credit losses	27,384	(313)	10,965	1,637	40,988	10,652	1,590
Losses on disposal of property, equipment and software	1,424	1,445	481	72	1,265	1,926	288
Unrealized exchange losses/(gains)	572,708	98,034	(890,066)	(132,883)	298,661	(792,032)	(118,247)
Gains on disposal of long-term investments, business and subsidiaries	(166,505)	(4,000)	-	-	(173,828)	(4,000)	(597)
Deferred income taxes	202,894	315,228	(169,539)	(25,312)	530,969	145,689	21,751
Share of results on equity method investees and revaluation results from previously held equity interest	(342,760)	(911,498)	(134,569)	(20,091)	(394,652)	(1,046,067)	(156,174)
Changes in operating assets and liabilities:
Accounts receivable	573,111	212,075	82,282	12,284	88,768	294,357	43,946
Inventories	(9,608)	103,591	17,791	2,656	(263,103)	121,382	18,122
Prepayments and other assets	593,379	(569,843)	(163,612)	(24,426)	(191,845)	(733,455)	(109,502)
Accounts payable	(178,097)	(92,373)	48,452	7,234	(238,751)	(43,921)	(6,557)
Salary and welfare payables	856,775	(1,756,224)	782,789	116,867	(369,380)	(973,435)	(145,330)
Taxes payable	(1,397,390)	73,446	(538,234)	(80,355)	161,228	(464,788)	(69,391)
Contract liabilities	(381,446)	(78,200)	279,669	41,754	359,492	201,469	30,078
Accrued liabilities and other payables	(250,312)	(103,136)	600,934	89,717	406,252	497,798	74,319
Net cash provided by operating activities	4,722,806	4,582,552	6,631,159	990,006	10,265,473	11,213,711	1,674,163

Cash flows from investing activities:
Purchase of property, equipment and software	(421,872)	(749,361)	(445,054)	(66,445)	(751,618)	(1,194,415)	(178,321)
Proceeds from sale of property, equipment and software	2,458	12,565	23,338	3,484	3,977	35,903	5,360
Purchase of intangible assets, content and licensed copyrights	(566,736)	(143,836)	(85,121)	(12,708)	(992,869)	(228,957)	(34,182)
Net change in short-term investments with terms of three months or less	1,668,673	1,710,845	(159,173)	(23,764)	5,001,283	1,551,672	231,659
Purchase of short-term investments with terms over three months	(2,450,000)	(1,250,000)	-	-	(10,355,000)	(1,250,000)	(186,620)
Proceeds from maturities of short-term investments with terms over three months	813,211	553,831	1,459,172	217,849	3,670,552	2,013,003	300,533
Investment in long-term investments and acquisition of subsidiaries	(3,376,973)	(1,690,271)	(899,968)	(134,362)	(3,935,414)	(2,590,239)	(386,713)
Proceeds from disposal of long-term investments, businesses and subsidiaries	266,284	34,237	6,413	957	465,184	40,650	6,069
Placement/rollover of matured time deposits	(27,223,584)	(24,045,997)	(33,122,029)	(4,944,989)	(42,946,333)	(57,168,026)	(8,534,962)
Proceeds from maturities of time deposits	25,790,186	14,699,795	32,100,141	4,792,425	37,271,321	46,799,936	6,987,046
Change in other long-term assets	(44,877)	(169,545)	(60,900)	(9,092)	(99,530)	(230,445)	(34,405)
Net cash used in investing activities	(5,543,230)	(11,037,737)	(1,183,181)	(176,645)	(12,668,447)	(12,220,918)	(1,824,536)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net changes in bank loans with terms of three months or less	4,978,642	3,403,195	2,721,487	406,307	7,100,683	6,124,682	914,391
Proceed of bank loans with terms over three months	1,320,614	1,915,210	1,641,708	245,101	1,557,530	3,556,918	531,034
Payment of bank loans with terms over three months	(582,328)	-	(32,273)	(4,818)	(750,028)	(32,273)	(4,818)
Amounts paid for NetEase’s issuance of shares in Hong Kong	-	-	-	-	(13,800)	-	-
Net Amounts received/ (paid) related to capital contribution from or repurchase of noncontrolling interests and redeemable noncontrolling interests shareholders	8,176	(102,042)	33,200	4,957	1,515,225	(68,842)	(10,278)
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(2,468,969)	(1,243,917)	(2,119,613)	(316,450)	(4,487,436)	(3,363,530)	(502,162)
Dividends paid to NetEase’s shareholders	(1,278,879)	(1,683,472)	(1,403,637)	(209,557)	(1,539,721)	(3,087,109)	(460,893)
Net cash provided by financing activities	1,977,256	2,288,974	840,872	125,540	3,382,453	3,129,846	467,274

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(25,112)	(21,202)	74,898	11,182	10,881	53,696	8,017
Net increase/ (decrease) in cash, cash equivalents and restricted cash	1,131,720	(4,187,413)	6,363,748	950,083	990,360	2,176,335	324,918
Cash, cash equivalents and restricted cash, at the beginning of the period	12,027,245	17,376,115	13,188,702	1,969,021	12,168,605	17,376,115	2,594,186
Cash, cash equivalents and restricted cash, at end of the period	13,158,965	13,188,702	19,552,450	2,919,104	13,158,965	19,552,450	2,919,104

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	1,240,692	1,515,330	1,055,096	157,522	1,790,883	2,570,426	383,754
Cash paid for interest expense	48,082	37,741	93,079	13,896	91,984	130,820	19,531

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	15,774,818	18,641,814	18,139,843	2,708,207	31,881,629	36,781,657	5,491,357
Youdao	1,293,407	1,200,541	956,225	142,761	2,633,274	2,156,766	321,997
Cloud Music	1,692,507	2,067,206	2,191,510	327,184	3,183,674	4,258,716	635,810
Innovative businesses and others	1,763,769	1,646,281	1,871,500	279,407	3,343,135	3,517,781	525,190
Total net revenues	20,524,501	23,555,842	23,159,078	3,457,559	41,041,712	46,714,920	6,974,354

Cost of revenues:
Games and related value-added services	(5,813,002)	(7,052,050)	(6,375,598)	(951,852)	(12,026,054)	(13,427,648)	(2,004,695)
Youdao	(616,661)	(562,691)	(546,498)	(81,590)	(1,189,076)	(1,109,189)	(165,598)
Cloud Music	(1,623,327)	(1,815,649)	(1,905,954)	(284,551)	(3,161,053)	(3,721,603)	(555,621)
Innovative businesses and others	(1,281,897)	(1,289,073)	(1,389,537)	(207,453)	(2,423,276)	(2,678,610)	(399,905)
Total cost of revenues	(9,334,887)	(10,719,463)	(10,217,587)	(1,525,446)	(18,799,459)	(20,937,050)	(3,125,819)

Gross profit:
Games and related value-added services	9,961,816	11,589,764	11,764,245	1,756,355	19,855,575	23,354,009	3,486,662
Youdao	676,746	637,850	409,727	61,171	1,444,198	1,047,577	156,399
Cloud Music	69,180	251,557	285,556	42,633	22,621	537,113	80,189
Innovative businesses and others	481,872	357,208	481,963	71,954	919,859	839,171	125,285
Total gross profit	11,189,614	12,836,379	12,941,491	1,932,113	22,242,253	25,777,870	3,848,535

Gross profit margin:
Games and related value-added services	63.2%	62.2%	64.9%	64.9%	62.3%	63.5%	63.5%
Youdao	52.3%	53.1%	42.8%	42.8%	54.8%	48.6%	48.6%
Cloud Music	4.1%	12.2%	13.0%	13.0%	0.7%	12.6%	12.6%
Innovative businesses and others	27.3%	21.7%	25.8%	25.8%	27.5%	23.9%	23.9%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6981 on the last trading day of June 2022 (June 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2022, or at any other certain date.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	197,370	198,135	173,840	25,954	385,296	371,975	55,534
Operating expenses
Selling and marketing expenses	26,434	30,373	31,817	4,750	50,665	62,190	9,285
General and administrative expenses	258,544	279,062	297,891	44,474	488,147	576,953	86,137
Research and development expenses	217,766	238,584	260,899	38,951	426,259	499,483	74,571

The accompanying notes are an integral part of this announcement.

Note 3:	The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 4:	The unaudited reconciliation on GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	3,541,754	4,394,023	4,666,612	696,705	7,980,906	9,060,635	1,352,717
Add: Share-based compensation	686,111	723,603	743,198	110,957	1,327,645	1,466,801	218,988
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	4,227,865	5,117,626	5,409,810	807,662	9,308,551	10,527,436	1,571,705

Non-GAAP basic net income from continuing operations per share *	1.26	1.56	1.65	0.25	2.78	3.21	0.48
Non-GAAP basic net income from continuing operations per ADS *	6.31	7.81	8.26	1.23	13.90	16.07	2.40
Non-GAAP diluted net income from continuing operations per share *	1.25	1.54	1.64	0.24	2.74	3.18	0.47
Non-GAAP diluted net income from continuing operations per ADS *	6.24	7.72	8.18	1.22	13.72	15.90	2.37

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.